

SULTAN MINERALS INC. **SUL-TSX VENTURE**
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400
Email: info@sultanminerals.com


10015342

March 5, 2010

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

SUPPL

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Shannon Ross
Corporate Secretary
for **SULTAN MINERALS INC.**

Enclosure

3/10

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. News Release – dated February 3, 2010

Correspondence with Securities Commission(s)

No correspondence.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

February 3, 2010

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): **82-4741**
Frankfurt Stock Exchange: **RZN**

Sultan Minerals Anticipates Significant Lead Zinc Resource Estimate for its Jersey Emerald Property, BC

Sultan Minerals Inc. (**SUL**-TSX-V) ("Sultan") is pleased to announce that preliminary data from the resource estimate for the Jersey Lead-Zinc-Silver Mine suggests a significant lead zinc resource may remain on the property. Giroux Consultants Ltd. Of Vancouver, BC has been contracted to complete the resource estimate which includes assays from 94 exploration drill holes completed by Sultan in 2008 and 4,948 historic production drill holes. Sultan's consultants report that initial studies indicate the presence of large zones of lead-zinc mineralization adjacent to the historic workings. Data is currently being plotted and confirmed with computer modeling with final results expected by the end of February.

The Jersey Mine was British Columbia's second largest lead zinc mine with historic production of over 8 million tons of lead zinc grading 3.8% zinc and 2.0% lead. An extensive network of underground workings from the mine remains in excellent condition. Much of the exploration work completed by Sultan near these workings has uncovered new zones and horizons of lead zinc mineralization adjacent to the previous mine workings. The Jersey Emerald Property, located in southeastern British Columbia, was also home to Canada's second largest tungsten mine with historic production of 1.6 million tons of 0.76% WO3. Sultan has also completed a resource estimate for the tungsten (January 21, 2009, News Release.)

Sultan recently acquired the adjacent HB, Garnet and Aspen Lead-Zinc-Silver mines and has almost doubled the size of the Jersey Emerald property in the last year. The combined HB and Garnet mining operation was historically British Columbia's third largest lead-zinc producer. The two mines are reported to have produced a total of 6,656,101 tonnes (7,337,095 tons) of ore at an average grade of 4.1% Zn, 0.8% Pb and 4.8 g/tonne Ag. (BC Geological Survey, Detail Production Report, MINFILE). Historically, the Jersey Emerald, and HB mines including the tungsten workings, have produced over 15.3 million tonnes of ore worth in excess of $2.0 billion in gross metal values at current prices. (Lead and zinc prices are strong and have almost doubled over the past year.)

While the resource estimate will centre around the Jersey Mine, recent fieldwork including geophysical and geochemical surveys have discovered many new targets on the 18,000-hectare property including possible extensions and parallel zones surrounding the HB and Garnet Mines. The magnetometer geophysical survey suggests two targets that rival the size of the two historic HB mines and geochemical surveys show potential for extensions and parallel zones of lead zinc mineralization. Art Troup, President and CEO of Sultan says **"The Jersey Emerald property is situated in the famous Kootenay Arc lead-zinc-silver camp along a lead, zinc and silver rich belt that extends all the way to the Yukon. Sultan's 18,000-hectare property includes 5 historic mines and numerous showings, geochemical targets and geophysical anomalies suggesting excellent potential to expand resources. Because of the highway access and excellent regional**

infrastructure including extensive underground development in the historic mines, Sultan is in an excellent position to realize the full potential of this valuable polymetallic property."
To view a map of the Kootenay Zinc Belt please click here.

Compilation of data, including new geophysical and geochemical results, and historic mine plans and diamond drill results, is currently under way to generate targets for testing by diamond drilling in the spring of 2010. With over $1.75 million in unallocated working capital Sultan is well funded to commence its planned 2010 projects.

Perry Grunenberg, P.Geo., of PBG Geoscience managed the recent exploration program and is Sultan's project supervisor and "Qualified Person" for the purpose of NI 43-101, "Standards of Disclosure for Mineral Projects".

For further information on Sultan's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Marc Lee, Investor and Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com